UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36559

Via Renewables, Inc.
(Exact name of Issuer as specified in its charter)

12140 Wickchester Ln, Ste 100
Houston, Texas 77079
(713) 600-2600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.75% Series A Fixed-to-Floating Rate
Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share
(Title of each class of securities covered by this form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☒

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: Zero (0)

Pursuant to the requirements of the Securities Exchange Act of 1934, Via Renewables, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 1, 2026

Via Renewables, Inc.

By:	/s/ Mike Barajas
Name:	Mike Barajas
Title:	Chief Financial Officer